SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of February, 2007

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


                            RYANAIR JOINS NASDAQ 100


Ryanair, Europe's largest low fares airline today (Monday, 12th February 2007) welcomed the announcement that it will be included on the Nasdaq 100 index from the opening of trading on Wednesday, 14th February 2007. Ryanair Holdings plc today has a total market capitalisation of $12.3bn, of which 38.2% (or $5.6bn) is traded on the Nasdaq Securities Exchange.

Welcoming this news Howard Millar, Ryanair's Chief Financial Officer said:

        "Ryanair has achieved record growth in Europe by consistently delivering the lowest fares and the best service. Ryanair is Europe's largest low fares airline and by the end of March 2007 will operate a fleet of 134 Boeing 737-800 aircraft carrying 42 million passengers p.a. In the next 5 years, Ryanair will add a further 147 Boeing 737-800 aircraft on firm order as it doubles in size to 84 million passengers p.a. in 2012.

        "This listing will bring greater visibility and wider appeal to both institutional and private investors worldwide. We look forward to rewarding even more investors with our robust model, superior growth and industry leading margins".



Ends.                                             Monday, 12th February 2007


For further information:

Peter Sherrard - Ryanair                 Pauline McAlester - Murray Consultants
Tel: 00 353 1 812 1228                   Tel: 00 353 1 4980 300




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  12 February 2007

                                    By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director